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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                     For the quarter ended December 31, 2001

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

                               TABLE OF CONTENTS

1.   Other Events

On January 29, 2002 in Singapore, the Company announced its earnings for the fourth quarter ended December 31, 2001. A copy of the Company's press release dated January 29, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2.   Exhibits

     99.1  Press release of the Company dated January 29, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: January 29, 2002

                                       CHARTERED SEMICONDUCTOR
                                       MANUFACTURING LTD


                                       By:  /s/ CHIA SONG HWEE
                                           -------------------------------
                                       Name:  Chia Song Hwee
                                       Title: Senior Vice President,
                                              Chief Financial Officer and
                                              Chief Administration Officer

                                 EXHIBIT INDEX

     99.1  Press release of the Company dated January 29, 2002.